SCHEDULE 13G

Amendment No. 0
Advanced Micro Devices Incorporated
common stock
Cusip # 007903107

Cusip # 007903107
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	1,550,380
Item 6:	0
Item 7:	1,550,380
Item 8:	0
Item 9:	8,719,702
Item 11:	5.861%
Item 12:	    HC

Cusip # 007903107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	8,719,702
Item 8:	0
Item 9:	8,719,702
Item 11:	5.861%
Item 12:	IN

Cusip # 007903107
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	8,719,702
Item 8:	0
Item 9:	8,719,702
Item 11:	5.861%
Item 12:	IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		Advanced Micro Devices Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		One AMD Place
		P.O. Box 3453
		Sunnyvale, CA 94088-3453

Item 2(a).	Name of Person Filing:

		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		007903107

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	8,719,702

	(b)	Percent of Class:	5.861%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	1,550,380

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	1,550,380

	(iv)	shared power to dispose or to direct the disposition of:
	0


Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Advanced Micro Devices Incorporated. No one person's interest in the common stock of Advanced Micro Devices Incorporated is more than five percent of the total outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Fidelity International Limited's beneficial ownership of the common stock of Advanced Micro Devices Incorporated at April 25, 2000 is true, complete and correct.


	May 1, 2000
Date




Signature



	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of Fidelity International Limited and it direct and indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,054,583 shares or 4.741% of the common stock outstanding of Advanced Micro Devices Incorporated ("the Company") as a result of acting as investment adviser to various investment companies (the "funds") registered under
Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Advanced Micro Devices Incorporated owned by the investment companies at April 25, 2000 included 117,833 shares of common stock resulting from the assumed conversion of $4,360,000 principal amount of Advanced Micro 6% CSD 5/15/05 (27.02699 shares of common stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds collectively each has sole power to dispose of the 7,054,583 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 114,739 shares or 0.077% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 114,739 shares and sole power to vote or to direct the voting of 111,039 shares.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities.
As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 1,550,380 shares or 1.042% of the common stock outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B.

	FMR Corp. and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, Fidelity International Limited is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and Fidelity International Limited on a joint basis.

EXHIBIT to SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 1,550,380 shares or 1.042% of the common stock outstanding of Advanced Micro Devices Incorporated.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, Fidelity International Limited is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and Fidelity International Limited on a joint basis.

	FIL has sole dispositive power over 1,550,380 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 1,550,380 shares of common stock held by the International Funds as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on May 1, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Advanced Micro
Devices Incorporated at April 25, 2000.

Fidelity International Limited

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Fidelity International Limited and its direct
and indirect subsidiaries.

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d.

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
 subsidiaries.